EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
February 12, 2009
Mr. Larry Spirgel
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 11, 2008

Form 10-Q for Fiscal Period Ended September 30, 2008 File No. 001-07731
Dear Mr. Spirgel,
This letter responds to the Staff’s January 29, 2009 letter to Emerson Radio Corp. (“Emerson” or the “Company”), as follows:
FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2008
SEC Comment #1 (Consolidated Statement of Operations, page 47)
1.	You are presenting non-cash compensation, net of recoveries, as a separate line item. SAB 107 states that the non-cash compensation expense related to share-based payment arrangements should be presented in the same line of lines as cash compensation paid to the same employees. Refer to SAB Topic 14.F. In future filings please revise.
Company Response:
Beginning with the Company’s Form 10-Q for Fiscal Quarter Ended December 31, 2008, non-cash compensation expenses will be presented in Selling, general and administrative expenses along with cash compensation paid to the same employees. Should the Company wish, in the future, to present the non-cash nature of its expense related to share-based payment arrangements, it will do so in a parenthetical note to the appropriate income statement line item, on the cash flow statement, in the notes to its financial statements or within MD&A.
SEC Comment #2: (Notes to Consolidated Financial Statements; Note 1 — Significant Accounting Policies; Revenue Recognition; page 54)
2.	Disclose your policy for recognizing licensing revenue and advise us.
Company Response:
For each period presented, the Company recognizes licensing revenue on a license by license basis in an amount equal to the greater of (i) the minimum guaranteed royalties due the Company or (ii) the amount of royalties actually received.
Beginning with the Company’s Form 10-K for Fiscal Year Ending March 31, 2009, the Company’s policy for recognizing licensing revenue will be disclosed in Note 1 — Significant Accounting Policies.
SEC Comment #3 (Stock-Based Compensation; page 57)
3.	In the third paragraph of this disclosure you state that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. You also state that the inputs into the model are highly subjective assumptions. And your conclusion is that this model does not necessarily provide a reliable single measure of the fair value of your stock options. Please clarify for us the purpose of this discussion, the basis for your conclusion and its impact on the financial statements. Please consider SFAS 123R, paragraphs A10-A42 in your response.
Company Response:
The third paragraph of the “Stock-Based Compensation” disclosure on page 57 of the Company’s Form 10-K for Fiscal Year Ended March 31, 2008 was intended to describe the essence of paragraph A12 of SFAS 123R. While our intent was to indicate that the option-pricing model used by the Company to determine fair value of options on the date of grant requires the Company to make various assumptions which may change over time, it appears that the last sentence could be interpreted by the reader to mean that the option valuation model may provide an incorrect estimation of fair value.
Paragraph A12 of SFAS 123R specifically states, “Changes in the fair value of those instruments are a normal economic process to which any valuable resource is subject and do not indicate that the expectations on which previous fair value measurements were based were incorrect.” Therefore, beginning with the Company’s Form 10-K for Fiscal Year Ended March 31, 2009, the third paragraph of the “Stock-Based Compensation” disclosure included in Note 1 will appear substantially as follows:

“The Company uses the Black-Scholes option-pricing model to determine the fair value of stock-based payment awards on the date of grant. Use of the Black-Scholes option-pricing model necessitates the use of highly complex and subjective assumptions which include, but are not limited to, expected stock price volatility and actual and projected option exercise outcomes.”
The effect of the revision of the third paragraph will be limited to the disclosure and will not impact the financial statements or other disclosures, nor does this planned revision impact any current or past filings.
FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2008
SEC Comment #4 (Management’s Discussion and Analysis of Results of Operations and Financial Condition; Results of Operations; page 14)
4.	We note on page 15 that net revenues include a reversal of marketing fund accruals of $1.1 million. With a view towards expanded disclosure, explain to us in detail how you have accounted for the marketing funding and the basis for your accounting. In your response, please specifically address the following items.
a.	Explain the nature and terms of your arrangements with your customers that resulted in the accruals.

b.	Explain what you mean by “anticipated buydowns and other vendor concessions.”

c.	Explain why you believed you were able to make reasonable and reliable estimates of your liability when you recorded the accruals.

d.	Tell us the events that occurred that resulted in you concluding that a reversal of the accruals was appropriate in the current period.

e.	Cite for us the specific accounting literature that you have relied upon in support of your accounting policy. Explain management’s consideration of this literature and how it relates to the specific facts and circumstances of your customer arrangements.
Company Response:
Beginning in January 2006, at the inception of the launch of its “iPod” line of products (“iPod Products), the Company determined that, in connection with sales of later generations of such products (which it envisioned developing and marketing), it was likely that it would be required to provide various forms of customer consideration, including buyback dollars (to buy down earlier generation product that had been purchased) and slottage fees (“Anticipated Customer Consideration”) in order to secure shelf space.
Management determined that the likelihood of a buydown was probable because it believed that the rapid forecasted expansion in this product segment coupled with short product life cycles and the resulting need for frequent new product introductions would drive the necessity for an aggressive buyback and slottage program. This was and is in contrast to many of the Company’s other product lines, where product life cycles are not as compressed and technologies do not drive the need for such an aggressive or pre-planned buydown program.
Although the specific amount of buydowns that would be required on the first generation iPod Products was not known, the Company estimated, based on its experience in the retail space, that this Anticipated Customer Consideration would amount to, on average, 3% of net revenues, of existing iPod Products sales, and, accordingly, a reserve (the “iPod Marketing Fund”) for this amount was established beginning in January 2006. The 3% estimated buydown was accounted for as a reduction in revenues in accordance with paragraph 11 of EITF 1-09, which describes the separability aspect of the concession and an associated, identifiable benefit in accounting for consideration of a vendor.
Since the launch of its iPod Products in January 2006, the Company has encountered various challenges in executing its product strategy, such as turnover in its product development team, competition from other suppliers of similar devices, economic conditions, and internal debate as to whether to continue to pursue the original strategy. These challenges led to a drop in iPod Products sales from approximately $26.5 million in the Company’s fiscal year ended March 31, 2007 to approximately $14.1 million in the fiscal year ended March 31, 2008, and approximately $3.5 million in the six months ended September 30, 2008.
In August 2008, operational management determined that the deteriorated sales base of its iPod Products was likely to continue and that the Company would not be successful in overcoming the competitive and other challenges it faced. As a consequence, it almost certainly would not be selling any substantial amount of later generation product and, therefore, would not be required to pay the Anticipated Customer Considerations which it previously had reserved.
We believe that this situation represents the flip side of paragraph 2 of EITF 1-09D in which there is a change in the estimate in accounting for rebates. In the example therein noted, a vendor estimates its volume rebate on current projected sales data and nine months later, determines that the actual sales data for the period indicates that more customers have qualified for the volume rebate than originally estimated. In such circumstances, the vendor is required to increase its refund obligation based on this new data in the current period.
As a result of the above, management determined during August and September 2008 that:
(1) Additional accrual of the Anticipated Customer Consideration was not warranted, such change being a cessation after July 2008 of further increases to the iPod Marketing Fund balance; and

(2) Based on paragraph 2(d) of FAS154, which states “A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities” and the application of this guidance to management’s reassessment based on information which currently became known, as outlined above, that the previously accrued iPod Marketing Fund contingency was no longer needed, a reversal was required in September 2008 of the iPod Marketing Fund balance (approximately $1.1 million).
* * * * *
Finally, management of Emerson acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned if you have any further questions or comments.
Sincerely,
/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.